Writer’s Direct Number	Writer’s E-mail Address
212.756.2709	kristen.poole@srz.com

April 9, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

MGM Resorts International (“MGM” or the “Company”)
Preliminary Proxy Statement on Schedule 14A filed March 27, 2015

Soliciting Materials filed pursuant to Rule 14a-12 on March 30 and April 1, 2015

Filed by Land & Buildings Investment Management, LLC, et al.

File No. 001-10362

Dear Mr. Duchovny:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, “Land & Buildings”), Matthew J. Hart, Richard Kincaid and Marc A. Weisman (each, a “Filing Person” and collectively with Land & Buildings, the “Filing Persons”), we are responding to your letter dated April 3, 2015 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on March 27, 2015 (the “Preliminary Proxy Statement”) and the soliciting material under Rule 14a-12 filed on Schedule 14A on March 30, 2015 and April 1, 2015. We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

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 Concurrently with this letter, Land & Buildings is filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement

Cover Page

1.	We note your statement that the addition of your nominees would “ensure that the interests of the shareholders are appropriately represented in the boardroom.” It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to your comment, the Filing Persons have revised the cover page of the Revised Proxy Statement to delete the foregoing statement. Furthermore, the Filing Persons hereby acknowledge that they must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure that the “current board of directors … has [not] maximized the potential value” of the company.

In response to your comment, the Filing Persons are hereby providing the following supplemental support for the foregoing statement: Based on Land & Buildings’ estimates, MGM’s net asset value is worth approximately $33 per share of its common stock, in a base case scenario, and potentially up to approximately $55 per share, in a bull case scenario (for more detailed information on the calculation of such estimates, please see the presentation filed as soliciting material on Schedule 14A by the Filing Persons with the Commission on March 17, 2015). Because each of these estimated values is significantly higher than the price of MGM’s common stock, which was $21.34 per share as of the close of business on April 2, 2015, the Filing Persons believe that the current board of directors of MGM has failed to maximize the potential value of the Company.

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Proposal No. 1. Election of Directors, page 8

3.	Please describe the business activities of Mr. Weisman during the past five years.

In response to your comment, the Filing Persons respectfully note that, as was disclosed on page 10 of the Preliminary Proxy Statement, “[s]ince 1993, Mr. Weisman has managed various investments, principally in public company equity and debt as well as private real estate transactions, for the Weisman family office”. Because such cited time period includes the last five years, the Filing Persons do not believe it is necessary to revise the existing disclosure regarding Mr. Weisman’s business activities.

4.	We note your disclosure on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons note that the Amended and Restated Bylaws of the Company, dated as of August 20, 2013 (the “Bylaws”), do not specify any requirements for the nomination of substitute or additional nominees. In Land & Buildings’ notice of its intent to nominate individuals for election to the MGM board of directors at the Company’s 2015 annual meeting (the “Annual Meeting”), dated March 2, 2015, Land & Buildings indicated that it retained the right to nominate additional nominees if more than eleven directors are to be elected at the Annual Meeting and alternate nominees as chosen by Land & Buildings if, due to death or disability, any Nominee or additional nominee is unable to stand for election at the Annual Meeting or for good cause will not serve. The Company has not objected to our retention of such rights. The Filing Persons believe that they have satisfied any advance notice requirements of the Bylaws by timely reserving their rights to provide such substitute or additional nominees.

In addition, the Filing Persons confirm that, should the Filing Persons lawfully identify or nominate substitute nominees before the Annual Meeting, the Filing Persons will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.	Revise your disclosure to explain why security holders should vote for your nominees (page 11).

In response to your comment, the Filing Persons have revised the disclosure on page 11 of the Revised Proxy Statement to explain why security holders should vote for the Nominees.

Proposal No. 2. Ratification of Independent Registered Public Accounting Firm, page 12

6.	Please indicate here and in the disclosure for proposal No. 3 how you intend to vote unmarked cards.
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In response to your comment, the Filing Persons have revised the disclosure on pages 12 and 13 of the Revised Proxy Statement to indicate how the Filing Persons intend to vote unmarked cards with respect to Proposal 2 and Proposal 3, respectively.

Solicitation of Proxies, page 34

7.	We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

The Filing Persons hereby confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. The Filing Persons do not intend to solicit requests via Internet chat rooms.

Information Concerning MGM, page 16

8.	Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

In response to your comment, the Filing Persons have removed the last sentence from the disclosure on page 16 of the Revised Proxy Statement.

Soliciting Materials filed March 30, 2015

9.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that “Based on this market reaction to [your] ideas, as well as conversations with other shareholders, [you] believe that there is significant shareholder support for [your] plan.”

In response to your comment, the Filing Persons respectfully note that their belief that there is significant stockholder support for Land & Buildings' plan, as evidenced by the market's reaction, is supported by the increase in the price of MGM’s common stock from $19.66 at market close on March 16, 2015 (i.e. the day prior to the date on which Land & Buildings publicly released its presentation regarding MGM) to $22.85 at market close on March 19, 2015 (i.e. the day prior to the date on which MGM filed its preliminary proxy statement in connection with the Annual Meeting with the Commission, in which it failed to nominate any of the Nominees). In addition, the Filing Persons note that such belief was based, in part, on telephone conversations and in-person meetings between Land & Buildings and certain stockholders of the Company, during which such stockholders agreed that MGM is undervalued and acknowledged the strong

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returns that Gaming and Leisure Properties, Inc. (“GLPI”) and Penn National Gaming Inc. (“PENN”) have achieved since the company consummated a restructuring similar to the one that Land & Buildings has proposed for MGM (discussed in more detail in the response to Comment #11 below).

10.	We note your statement that the “voices of shareholders must be heard.” This appears to suggest that security holders are unable to communicate with the board. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to your comment, the Filing Persons are providing as supplemental support for the foregoing statement the fact that, during a telephone call with representatives of Land & Buildings and Sarah Rogers, the Company’s Vice President – Investor Relations, stated that, while the Company’s Chairman and CEO, Jim Murren, meets with his top stockholders regularly, he does not typically meet with stockholders holding smaller positions (such as Land & Buildings). Furthermore, the Filing Persons hereby acknowledge that they must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

Soliciting Materials filed April 1, 2015

11.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that there are “[r]ecent examples of REIT conversions that have provided significant benefits to shareholder return.”

In response to your comment, the Filing Persons respectfully note that the foregoing statement is supported by the significant stockholder returns achieved by PENN/GLPI and Pinnacle Entertainment Inc. (“PNK”), each of which recently completed or announced plans to pursue a REIT conversion. For example, PENN has achieved a return of approximately 77% since November 15, 2012, the day before PENN announced it’s the spin-off of GLPI in a REIT conversion (calculated based on PENN’s closing price of ~$38/share on November 15, 2012 and the ~$67/share combined closing price of GLPI and PENN on March 13, 2015). Similarly, PNK has seen a return of approximately 34% since its announcement on November 6, 2014 that it planned to pursue a REIT conversion (calculated based on PNK’s closing prices of ~$26/share and ~$34/share on November 5, 2014 and March 13, 2015, respectively, and reflecting GLPI’s March 9, 2015 offer to buy PNK’s real estate assets).

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In closing, please direct additional comments to me at (212) 756-2709 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Kristen P. Poole
Kristen P. Poole